

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Mr. Christian Storch
Vice President and Chief Financial Officer
Altra Holdings, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

> **Re:** **Altra Holdings, Inc.**
> **Form 10-K**
> **Filed February 24, 2012**
> **File No. 1-33209**

Dear Mr. Storch:

We have reviewed your response dated September 14, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Critical Accounting Policies, page 35

1. We have read your response to comment 1 in our letter dated August 29, 2012, and Appendix A. Notwithstanding your ongoing re-evaluation described in your letter, in MD&A in future filings, please disclose the extent to which specific operating segments have a disproportionate impact on sales and/or gross margin. Absent such disclosure, investors may be surprised by the disproportionate impact any future adverse variance in one of your high margin product lines may have on consolidated operating results. Refer to Section 501.12.b.4 of the FRC.

Form 10-Q for the period ended June 30, 2012

15. Guarantor Subsidiaries, page 15

2. We have read your responses to comments 4 and 5 in our letter dated August 29, 2012. In your response to comment 4 on page 6 of your letter, we note from the direct cash flows provided that you have included principal receipts of intercompany loans as both operating and financing activities for the year ended December 31, 2011. For the quarter ended March 31, 2012, however, principal receipts of intercompany loans are shown only as financing activities. It appears these transactions should be classified as only financing activities in the statements of cash flows consistent with the guidance in ASC 230-10-45 and 830-230-55-2. Please advise or revise future filings accordingly. If the information contained in your letter is accurate, please clarify the foregoing classifications and provide a SAB 99 analysis if there is an error in any of the amounts shown for fiscal years 2009, 2010 and 2011, as well as the two quarters of fiscal 2012, and the comparative year-ago periods.

3. Finally, we note from pages 82 and 85 of the Form 10-K that the Issuer's equity income during 2010 is also different on the statement of income and statement of cash flows, respectively. Please clarify this in your response letter in light of the above comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief